Tenet Appoints New Financial Institution Relationship Manager and Credit Analyst for Cubeler Division

Toronto, Ontario - (PRNewswire - January 28, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that the Company's Cubeler subsidiary has appointed Mr. Evrard D. Nkwemi as its Financial Institution Relationship Manager and Credit Analyst.

Evrard Nkwemi has 18 years of experience in commercial and consumer banking with a focus on investment advice, portfolio management and credit assessment. Over the years, Evrard has led increasingly challenging roles from strategic planning and implementation of credit processes to providing structured analytical support for financial modelling of portfolios. Additionally, Evrard has been instrumental in driving sales growth in previous positions by leading business development teams and coaching sales personnel to meet and exceed targets. Previously, Evrard has worked with leading national and international banking organizations including Bank of Nova Scotia, National Bank of Canada and Ecobank Cameroon, and brings to Cubeler a deep understanding of credit risk and financing solutions that will be beneficial for the Business Hub™. Evrard holds an MBA in Financial Services from ESG-UQAM and a Diploma in Banking Technics from CFPB of Paris-Dauphine in France.

"This is an important addition for us as we get ready to launch financing transactions in the Business Hub™ in North America. Evrard was a natural fit given his experience, expertise and connections to help strategically grow the business, similar to what we have in China, by establishing strong relationships with financial and lending institutions," said Johnson Joseph, Chief Executive Officer of Tenet Fintech.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251

cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA 312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications 514-340-7775 ext.: 521
bellison@tenetfintech.com

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Forward-Looking Statements / Information:

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